SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


            Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.)
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, No Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    65334H102
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-6178
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 8, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.  Name of Reporting Person:
     Ontario Teachers' Pension Plan Board

 2.  Check the Appropriate Box if a Member of a Group:  (a)  |_|

                                                        (b)  |_|
 3.  SEC Use Only

 4.  Source of Funds: 00-Other

 5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

6.   Citizenship or Place of Organization:  Ontario, Canada

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   Sole Voting Power

     20,213,418

8.   Shared Voting Power

     0

9.   Sole Dispositive Power:

     20,213,418

10.  Shared Dispositive Power

     0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     20,213,418

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  |_|


13.  Percent of Class Represented by Amount in Row (11)

     16.8%

14.  Type of Reporting Person

     EP

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D Statement dated April 27, 2000, as amended by Amendment No.1 dated September 25, 2000 (the "Schedule 13D"), relating to the Common Shares, no par value (the "Shares"), of Nexen Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

     Schedule A of the Schedule 13D is hereby deleted and replaced in its entirety by Schedule A attached hereto.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) of Item 5 are hereby amended and restated in their entirety as follows:

     (a)-(b) At the close of business on March 8, 2001, Teachers beneficially owned 20,213,418 Shares pursuant to Rule 13d-3. Pursuant to information provided by the Toronto Stock Exchange, 120,046,553 Shares were outstanding as of the close of business March 8, 2001. Based on such information, the 20,213,418 Shares beneficially owned by Teachers represent approximately 16.8% of the Shares outstanding.

     Teachers has sole voting and dispositive power over all of the 20,213,418 Shares beneficially owned by it.

     Except as described above, neither Teachers nor, to the best knowledge of Teachers, any of the persons listed in Schedule A hereto beneficially owns any Shares, other than Jalynn Bennett who beneficially owns 850 Shares.

 (c) Neither Teachers nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto effected any transactions in the Shares in the past sixty days other than the following transactions which were effected by Teachers on the Toronto Stock Exchange:

 ................  ...............   ..............  ................
Date of           Number of         Purchase (P)      Price per
Transacation      Securities        or Sale (S)       Share (1)
 ...............  ................   ..............  ................
1-Mar-01          100,000           S                 24.63
5-Mar-01          100,000           S                 24.67
5-Mar-01          100,000           S                 24.80
6-Mar-01          100,000           S                 25.53
6-Mar-01          94,000            S                 25.11
6-Mar-01          100,000           S                 25.44
6-Mar-01          20,000            S                 25.47
7-Mar-01          177,000           S                 25.55
7-Mar-01          100,000           S                 25.48
7-Mar-01          3,000             S                 25.48
8-Mar-01          21,000            S                 25.64
8-Mar-01          119,900           S                 25.54
8-Mar-01          50,000            S                 25.64
8-Mar-01          34,300            S                 25.64
8-Mar-01          57,000            S                 25.61

     (1) Transactions were effected in Canadian dollars. The prices per Share listed reflect the U.S. dollar equivalent on the date of the transaction and are net of commissions.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: March 12, 2001


                                       ONTARIO TEACHERS' PENSION PLAN
                                       BOARD, an Ontario, Canada corporation

                                       By: /s/ Claude Lamoureux
                                          -----------------------------
                                          Name:  Claude Lamoureux
                                          Title: President and Chief
                                                 Executive Officer

                                   SCHEDULE A

Executive Officers, Controlling Persons and Directors of OTP, each of whom are citizens of Canada.

                         Residence or               Principal Occupation
Name                  Business Address              Employment
----                  ----------------              ----------

Claude Lamoureux     5650 Yonge Street          President and Chief Executive
                     5th Floor                  Officer of Teachers
                     Toronto, Ontario
                     M2M 4H5

Robin Korthals       121 King Street West       Chair
(Chairperson)        Suite 2525
                     Toronto, Ontario
                     M5H 3T9

Jalynn Bennett       247 Davenport Road         President of Jalynn H. Bennett
(Director)           Suite 303                  Associates, a strategic planning
                     Toronto, Ontario           consulting firm whose principal
                     M5R 1J9                    business address and office are
                                                the same as for Ms. Bennett

David Lennox         55 Lombard Street          Retired Secretary for Ontario
(Director)           Suite 413                  Teachers' Federation, a
                     Toronto, Ontario           teachers' union
                     M5C 2R7

Ann Finlayson        440 Markham Street         Self-employed journalist,
(Director)           Toronto, Ontario           speaker, freelance editor and
                     M6G 2L2                    consultant

Lucy Greene          1736 Caughey Lane          Retired Human Resources
(Director)           Penetang, Ontario          Executive for Sun Life Assurance
                     L9M 1X4                    Company of Canada

Geof Clarkson        P.O.  Box 251              Retired Partner with Ernst
(Director)           Toronto-Dominion Centre    & Young
                     Toronto, Ontario
                     M5K 1J7

Gary Porter          820-439 University Ave.    Self-employed Chartered
(Director)           Toronto, Ontario           Accountant
                     M5G 1Y8

Ralph Lean, Q.C.     Cassels Brock & Blackwell  Corporate & Commerical Lawyer
(Director)           40 King Street West
                     Suite 2100
                     Toronto, Ontario
                     M5H 3C2

John S. Lane, C.F.A. 77 Dawlish Avenue          Retired Senior Vice President,
(Director)           Toronto, Ontario           Investments Sun Life Assurance
                     M4N 1H2                    Company of Canada

Robert Bertram       5650 Yonge Street          Executive Vice President,
                     5th Floor                  Investments of Teachers
                     Toronto, Ontario
                     M2M-4H5

Allan Reesor         5650 Yonge Street          Executive Vice President, Member
                     5th Floor                  Services and Chief Information
                     Toronto, Ontario           Officer of Teachers
                     M2M-4H5

John Brennan         5650 Yonge Street          Vice President, Human Resources
                     5th Floor                  and Public Affairs of Teachers
                     Toronto, Ontario
                     M2M-4H5

Andrew Jones         5650 Yonge Street          Vice President, Finance of
                     5th Floor                  Teachers
                     Toronto, Ontario
                     M2M-4H5

Peter Maher          5650 Yonge Street          Vice President, Internal Audit
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Roger Barton         5650 Yonge Street          Vice President, General Counsel
                     5th Floor                  and Secretary of Teachers
                     Toronto, Ontario
                     M2M-4H5

Rosemarie McClean    5650 Yonge Street          Vice President, Client Services
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Morgan McCague       5650 Yonge Street          Senior Vice President,
                     5th Floor                  Quantitative Investments of
                     Toronto, Ontario           Teachers
                     M2M-4H5

Neil Petroff         5650 Yonge Street          Senior Vice President,
                     5th Floor                  International Equity Indexes,
                     Toronto, Ontario           Fixed Income and Foreign
                     M2M-4H5                    Exchange of Teachers

Brian Gibson         5650 Yonge Street          Senior Vice President, Active
                     5th Floor                  Equities of Teachers
                     Toronto, Ontario
                     M2M-4H5

Dean Metcalf         5650 Yonge Street          Vice President, Merchant Banking
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Russ Bruch           5650 Yonge Street          Vice President, New Business
                     5th Floor                  Development of Teachers
                     Toronto, Ontario

                     M2M-4H5

Leo de Bever         5650 Yonge Street          Senior Vice President, Research
                     5th Floor                  & Economics of Teachers
                     Toronto, Ontario
                     M2M-4H5

Phil Nichols         5650 Yonge Street          Vice President, MIS Member
                     5th Floor                  Services of Teachers
                     Toronto, Ontario
                     M2M-4H5

Barbara Trott        5650 Yonge Street          Vice President, International
                     5th Floor                  Equity Indexes of Teachers
                     Toronto, Ontario
                     M2M-4H5

Marcus Dancer        5650 Yonge Street          Vice President, Canadian Core
                     5th Floor                  Portfolios of Teachers
                     Toronto, Ontario
                     M2M-4H5

Sean Rogister        5650 Yonge Street          Vice President, Fixed Income of
                     5th Floor                  Teachers
                     Toronto, Ontario
                     M2M-4H5

Roy Graydon          5650 Yonge Street          Vice President, Relationship
                     5th Floor                  Investing
                     Toronto, Ontario
                     M2M-4H5